# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XBIOTECH INC., CIK 0001626878
CUSIP: 98400H102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 5217 Winnebago Ln, Austin, Texas (TX), 78744
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001211462

## Reporting persons
- W. Thorpe McKenzie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,899,971; shared voting power 106,288; sole dispositive power 2,899,971; shared dispositive power 106,288; aggregate amount beneficially owned 3,006,259 (9.76% of the class)
  Comment: (1) These figures include shares of common stock underlying stock options held by the Reporting Person, including options that are immediately exercisable within 60 days of December 31, 2025.
  
  (2) Includes 66,748 shares held by the McKenzie Foundation, 31,864 shares held by Mr. McKenzie's spouse and 7,676 shares held in a Trust for Mr. McKenzie's stepchildren.
  
  (3) The Reporting Person's spouse owns, controls and holds sole dispositive power to 31,864 shares for which the Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The Reporting Person's Foundation owns, controls and holds sole dispositive power to 66,748 shares for which the Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The Reporting Person's stepchildren owns, controls and holds sole dispositive power to 7,676 shares for which the Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
  
  (4) The percentage is calculated based upon a denominator that includes (i) 30,487,731 shares outstanding as of December 31, 2025 and (ii) 302,500 shares that are issuable upon the exercise of stock options by the Reporting Person.

## Item 1. Issuer
Name of issuer: XBIOTECH INC.
Address of issuer's principal executive offices: 5217 Winnebago Ln, Austin, TX 78744

## Item 2. Person Filing
Name of person filing: W. Thorpe McKenzie
Address of principal business office or, if none, residence:
832 Georgia Avenue, Suite 1100
Chattanooga, TN 37402
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,006,259 shares
Percent of class: 9.76%
Sole power to vote or to direct the vote: 2,899,971 shares
Shared power to vote or to direct the vote: 106,288
Sole power to dispose or to direct the disposition: 2,899,971 shares
Shared power to dispose or to direct the disposition: 106,288

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- W. Thorpe McKenzie: /s/ W. Thorpe McKenzie, W. Thorpe McKenzie (01/23/2025)